SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
September 23, 2004



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

326,900

8. SHARED VOTING POWER

25,000

9. SOLE DISPOSITIVE POWER

812,200_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

812,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.05%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

164,900

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

164,900_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

164,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.63%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment #1 to the Schedule 13d filed on September 7, 2004.Except as specifically set forth herein, the
Schedule 13d remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons have attempted to communicate with management regarding a possible sale of ANS in order to maximize shareholder value. In this connection, a letter was sent to the board of directors (Exhibit 1).

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on August 13, 2004 there were 10,085,829 shares outstanding as of August 2, 2004. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 812,200 shares of ANS or 8.05% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 164,900 shares of ANS or 1.63%% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 812,00 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 326,900 shares and jointly for 25,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 164,900 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

Phillip Goldstein
9/7/04    30,000 @ 4.05 and 10,000 @ 4.1
9/8/04    10,000 @ 4.15
9/14/04   5,000 @ 4.1
9/15/04   20,000 @ 4.0825
9/16/04   20,000 @ 4.06
9/17/04   5,000 @ 4.05
9/23/04   10,000 @ 4.2097
9/24/04   36,000 @ 4.1778
          52,000 @ 4.2
          10,000 @ 4.19

Does not include purchases reported on previous filing.

Item 7 is amended as follows
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.Letter to Board of Directors
Exhibit 2: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/29/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos


Exhibit 1. Letter to Board of Directors


Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
10570
(914) 747-5262 // Fax: (914) 747-525

oplp@optonline.net

September 27, 2004



Joel E. Biggerstaff, Chairman
Russell M. Gertmenian, Director
David P. Lauer, Director
Bruce D. Parker, Director
James E. Riddle, Lead Director
Airnet Systems, Inc.
3939 International Gateway
Columbus, Ohio 43219

Gentlemen:

As you may know, Andrew Dakos and I beneficially own a significant number of shares of Airnet Systems on behalf of our clients. Currently, our clients own more than 9% of Airnet's outstanding shares.

I have called Mr. Biggerstaff on five separate occasions beginning on September 9, 2004 in a thus far unsuccessful attempt to initiate a dialogue about Airnet's future. On one occasion, at approximately 6 p.m. on September 13, 2004, Mr. Biggerstaff did call me back and left a message. I asked my associate to call him and advise him that I would be on vacation from September 14-22 and that I would contact him upon my return. I left messages for him on September 23 and September 24 which have not been returned. While there may be a valid explanation for not responding more quickly, it is disconcerting that Mr. Biggerstaff would not make a greater effort to call back a major shareholder. Since timely service is critical to Airnet's business, one wonders if customers experience similar treatment.

In any event, I am writing to each of you to initiate the aforementioned dialogue. As you know, Airnet's primary business of time-critical deliveries of cancelled checks is likely to decline substantially in the years ahead as electronic settlement gains greater acceptance. When a company faces a dramatic decline in its primary customer base, as is the case with Airnet, the question as to whether the lost business can be replaced without incurring unacceptable risk inevitably arises. If that is not likely, a sale of the company may be the best option.

It appears that Airnet has determined to pursue a strategy of reinventing itself to attract non-bank customers and to enter the passenger charter business. This is a high risk strategy because
(1) it requires significant capital expenditures and assumption of debt, (2) there may be insufficient demand for Airnet's delivery services to replace the bank business likely to be lost, and (3) the passenger charter business is highly competitive and Airnet is a small player with no apparent competitive advantage that would enable it to quickly gain meaningful market share and become profitable.

In Airnet's second quarter earnings announcement, Mr. Biggerstaff stated that "we are not satisfied with our bottom line" and noted that "we are faced with increasing costs of operating the airline to meet the needs of both traditional Bank customers and our
growing base of Express customers."   The announcement also
mentions that capital expenditures increased from $8.8 million for the first six months of 2003 to $35.0 million for the first six months of 2004, much of which went to purchase charter airplanes. Since Airnet's entire market capitalization is less than $45 million, spending so much money on a startup business seems very risky.

Based on the foregoing, it is far from clear that the current strategy is the best way to maximize long-term shareholder value. With Airnet's stock price down 75% since December 1998 and its shares trading at approximately 50% of book value, pursuing a sale of the company could be an attractive option to maximize shareholder value. I think other shareholders would agree with this assessment. However, I am not an expert in aviation services. Therefore, I would like to know if the board has considered pursuing a sale of Airnet. (Frankly, I would be shocked if it had not done so.) If the board has determined not to pursue a sale at this time, I would like to know why.

Shareholders deserve a cogent explanation from the board as to why they will fare better with Airnet's current strategy rather than through a sale of the company. With Airnet's future on the line, time is of the essence. Therefore, I would like to receive a response to this inquiry by October 8, 2004. Thank you very much.

                                   Very truly yours,


                                   Phillip Goldstein












Exhibit 2

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the shares of ANS.

Dated: 9/29/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos